

SEC Mail Processing

DEC 28 2018

Washington, DC

19003083

ANNUAL AUDITED REPORT
 FORM X-17A-5
PART III


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SEC FILE NUMBER	
8 -	36759

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   11/1/2017   AND ENDING   10/31/2018

                                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RIM SECURITIES LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

     400 PARK AVE

                                     (No. and Street)

     NEW YORK   NY   10022

         (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

     MITCHELL CEPLER   212-702-3581

                                                             (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

     MOSS ADAMS LLP

                               (Name -- if individual, state last, first, middle name)

     8750 N. CENTRAL EXPRESSWAY   DALLAS   TX   75231

     (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

Securities and Exchange

JAN 28 2019

RECEIVED

OATH OR AFFIRMATION

I, _____ MITCHELL CEPLER _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ RIM SECURITIES LLC _____, as of

_____ 31-Oct _____ 20 18 ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Mitchell Cepler
Signature

GROUP FINANCE MANAGER
Title

Richard Barton
Notary Public

RICHARD BARTON
Notary Public, State Of New York
No. 02BA6073107
Qualified In Richmond County
Commission Expires June 3, 2022

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Cash Flows
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐ (o) Management statement regarding compliance with the exemption provisions for SEC Rule 15c3-3.
☐ (p) Report of Independent Registered Public Accounting Firm Regarding Rule 15c3-3 Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

RIM SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

October 31, 2018

RIM SECURITIES LLC

Table of Contents

	Page(s)
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Notes to Financial Statements	3–5

 MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Member
RIM Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of RIM Securities LLC (the Company) as of October 31, 2018 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the *financial statement*). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of October 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Moss Adams LLP

Dallas, Texas
December 19, 2018

We have served as the Company's auditor since 2016.

RIM SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

October 31, 2018

ASSETS

Cash and cash equivalents	$	960,858
Receivables from clients, and brokers or dealers		1,358,723
Receivables from others		1,697,654
Other assets		28,420
Total assets	$	4,045,655

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses and other payables	$	1,197,114
Due to affiliates		100,102
Total liabilities	$	1,297,216
Member's equity	$	2,748,439
Total liabilities and member's equity	$	4,045,655

NOTES TO STATEMENT OF FINANCIAL CONDITION

October 31, 2018

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

General

RIM Securities LLC (the "Company"), a Delaware limited liability company, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of City National Rochdale Holdings LLC ("CNRH" or the "Parent"). CNRH is a wholly-owned subsidiary of City National Bank (the "Bank"). City National Bank is a wholly-owned subsidiary of RBC USA Holdco Corporation, which is wholly-owned by the Royal Bank of Canada.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include demand deposits and money market deposits. Cash held in banks periodically exceeds the Federal Deposit Insurance Corporation's (FDIC) insurance coverage of $250,000, and as a result there is a concentration of credit risk related to the amount in excess of FDIC insurance coverage. At October 31, 2018, the Company held $710,858 in excess of the FDIC's coverage.

Securities Owned

Securities owned (both long and short positions) are valued at fair value with resulting gains and losses reflected in net income for the year.

Receivables from Clients, and Brokers or Dealers

Commissions earned are deposited directly into the Company's accounts by the clearing firm upon settlement of the trade. Accordingly, no allowance for doubtful accounts has been recorded.

Receivables from Others

Receivables from others include receivables from affiliated mutual funds, closed-end funds and trade date receivable balances.

Revenue Recognition

The Company records commissions earned on securities transactions on a trade-date basis. In addition, realized gains and losses on the sale of investment securities are recorded on a trade-date basis. The Company records sales fees and rebates on an accrual basis.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*continued*)

Income Taxes

The Company is a single member limited liability company and is considered a disregarded entity for federal and state income tax reporting purposes. Therefore, the Company's assets, liabilities, income and expenses will be reported on the Parent's income tax return.

The Company applies FASB ASC 740-10 relating to accounting for uncertain tax positions. ASC 740-10 prescribes a recognition threshold and measurement process for accounting for uncertain tax positions and also provides guidance on various related matters such as derecognition, interest, penalties, and disclosures required. The Company does not have any uncertain tax positions. Generally, the Company is subject to examination by U.S. Federal (or state and local) income tax authorities for the period from January 1, 2016 to October 31, 2016, for the fiscal year ended October 31, 2017, and October 31, 2018.

Credit and Off-Balance-Sheet Risk

In the normal course of business, the Company is involved in the execution of various securities transactions for its customer accounts. Securities transactions are subject to the risk of counterparty or customer nonperformance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the fair value of the security through the settlement date or to the extent of margin balances. The settlement of these transactions is not expected to have a material effect on the Company's financial condition or results of operation.

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At October 31, 2018, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification. Receivable from broker-dealers and clearing organizations includes a required deposit of $250,000

NOTE 3 - FAIR VALUE MEASUREMENTS

Accounting Standards Codification No. 820, *Fair Value Measurements* ("ASC 820"), defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified in accordance with professional standards, are used to measure fair value.

> Level 1 - Pricing inputs are unadjusted, quoted prices available in active markets for identical assets or liabilities the Company has the ability to access.

> Level 2 - Pricing inputs are quoted prices for similar investments, or inputs that are observable for the asset or liability either directly or indirectly for substantially the full term through corroboration with observable market data.

RIM SECURITIES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

October 31, 2018

NOTE 3 (continued)

Level 3 - Pricing inputs are unobservable for the asset or liability and rely on management's own assumptions. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The Company's securities owned and securities sold, not yet purchased, are composed of equity securities traded in active markets and are classified as Level 1 in the fair value hierarchy.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital (Rule 15c3-1) and is required to maintain minimum net capital, equivalent to $100,000. As of October 31, 2018, the Company's net capital was $1,003,148, which was $903,148 in excess of its minimum requirement of $100,000. The Company's aggregate indebtedness to net capital ratio was 1.29 to 1.

NOTE 5 - RELATED PARTIES

The Company and its Parent are under common control and the existence of that control creates operating results and financial positions significantly different than if the companies were autonomous.

The Company receives certain management, general and administrative services and utilizes personnel from affiliated companies which the Company reimburses the affiliated companies. These services were transacted in the normal course of business and were recorded as specific expenses in the period provided.

An affiliated company incurs all of the expenses to attract investment advisory clients. The sole source of commission income of the Company is derived from this pool of clients whose assets are managed by the affiliated company. The Company pays 80% of its net revenues to the affiliated company; this fee is waived when the imposition of such fee would cause a monthly operating loss or cause the regulatory net capital of the Company to be below required levels.

Frequently throughout the period, transfers of working capital are made between the Company and affiliated companies. These affiliated companies are under common control and are wholly-owned by CNRH. As such, payables related to working capital transfers, amounting to $100,102 at October 31, 2018, may be converted to capital at the discretion of management.